555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com

January 22, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Uwem Bassey
Jeff Kauten Brittany Ebbertt Kathleen Collins

Re:	CoreWeave, Inc.
Draft Registration Statement on Form S-1 Submitted December 16, 2024 CIK No. 0001769628

Ladies and Gentlemen:

We are submitting this letter on behalf of CoreWeave, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 13, 2025 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001769628) confidentially submitted by the Company to the Commission on December 16, 2024 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Draft No. 2.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Draft Registration Statement on Form S-1

Cover Page

1.	Please disclose whether this offering is contingent upon your Class A shares being listed on the applicable exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 199 and 208 of Draft No. 2 to disclose that the offering is contingent upon the Company’s shares of Class A common stock being listed on the applicable exchange.

Select Defined Terms, page ii

2.

We note your definition of Floating Point Operations per Second (FLOPS) and Model FLOPS Utilization (MFU). Please revise to clarify whether these are metrics you use to evaluate your operations and business, or whether these measures relate to your customers or the industry in general.

In response to the Staff’s comment, the Company has revised the disclosure on pages iii and iv of Draft No. 2 to clarify that FLOPS and MFU are metrics commonly used by industry participants. The Company does not use these metrics to evaluate its operations or business and these metrics do not relate to any specific customer. The discussion regarding FLOPS and MFUs in the Draft Registration Statement highlights that the Company’s platform and services reduce the inefficiencies in compute capacity embedded in current GPUs.

Prospectus Summary, page 1

3.

We note you intend to disclose information about various measures, such as the number of data centers, the amount of GPUs running at such centers, the number of megawatts of active power that support these centers, and the total gigawatts of contracted power as of December 31, 2024. We also note you intend to provide the number of US facilities, by state, and the number of foreign facilities as of December 31, 2024. Considering the growth strategies for expansion of your business, including internationally, please tell us whether any of these are considered key performance measures that management utilizes to evaluate your business operations. If so, revise to include the relevant disclosures in MD&A. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not consider any of these measures to be key performance measures. The Company has disclosed

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

these measures in the Draft Registration Statement to illustrate the scale and scope of the Company’s business and platform and because these measures can illustrate drivers of Company spend. In light of the Staff’s comment and in order to better illustrate its current scale and scope, the Company intends to include certain of these measures for the periods presented in the Draft Registration Statement. However, the Company does not currently rely on any of these measures to manage its business or measure the Company’s performance on a period-over-period basis, nor does the Company believe these metrics are necessarily indicative of, or identify underlying trends with respect to, the Company’s business or performance given the Company’s limited operating history at its current scale and significant recent growth. The key measures that the Company’s management currently uses to evaluate its business are its financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), including revenue, and the non-GAAP financial measures that the Company uses and has identified in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in the Draft Registration Statement. As the Company’s business continues to evolve and mature, the Company will continue to evaluate whether any additional measures would be considered key performance measures that management may utilize to evaluate its business or performance.

4.	Please disclose the basis for your statement that you “are the AI Hyperscaler driving the AI revolution” and the criteria on which you base this statement.

In response to the Staff’s comment, the Company has revised page 1 of Draft No. 2 to disclose the basis for this statement. The Company has based the statement that it is “the AI Hyperscaler driving the AI revolution” on the basis of the scale and capabilities of the Company’s platform, solutions, and services and the fact that the Company is exclusively focused on operating, building, and managing computing infrastructures to power AI applications while other hyperscalers have a broader scope of general services, including general cloud computing and other products and services. While the Company acknowledges that there are competitors that are exclusively focused on AI cloud computing, the Company is not aware of any such competitor that has the scale, coupled with the capabilities, of the Company and its platform. Further, the Company believes that it is “driving the AI revolution” because the Company’s customers include some of the world’s leading AI labs and AI enterprises, who have some of the most compute-intensive AI training and inference workloads. As a result, the Company is among the first to experience and solve the challenges facing the AI cloud computing industry of magnitude and complexity specific to AI workloads and at scale, fostering a reinforcing cycle of continued innovation, which supports the Company’s position that it is “driving the AI revolution.” The Company, in deploying innovative technology and infrastructure at its current scale and scope of its services and in some of the most challenging workloads in the AI cloud computing space, therefore believes it is the AI Hyperscaler driving the AI revolution.

5.

Please disclose the percentage of revenue generated from your top three customers and your largest customer for the periods presented to provide context to your discussion of the breadth of your customer base.

In response to the Staff’s comment, the Company has revised pages 12, 30, and 146 of Draft No. 2.

Corporate Information, page 12

6.	Please provide a brief description of the Director Nomination Letter with the Magnetar DNL Parties.

In response to the Staff’s comment, the Company has revised page 14 of Draft No. 2.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Summary Consolidated Financial Data, page 19

7.

We note if the effectiveness of this registration statement occurred on September 30, 2024, you would have recorded $42 million of stock-based compensation expense related to your restricted stock units (RSUs). Please tell us your consideration to include the impact of RSUs that will vest upon this offering in your pro forma net loss per share calculations. Refer to Rule 11-01(a)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised page 22 of Draft No. 2.

Risk Factors

A substantial portion of our revenue is..., page 29

8.

Please identify your top three customers and briefly describe the material terms of your agreements with them, including the term, any material termination provisions and whether these are committed contracts or on-demand. Also, file the agreement with your largest customer as an exhibit to your registration statement. Refer to Item 601(b)(ii)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that it will identify its largest customer and file its agreement with such customer in a subsequent submission or filing, as the case may be.

The Company respectfully advises the Staff that it does not believe disclosure of the identity of the Company’s second and third largest customers would be meaningful to investors. Given the Company’s current scale and growth and the early stages and nature of the AI industry where there is currently a limited number of potential customers, particularly large customers, available, the Company currently has a limited number of customers. Further, the Company’s business has experienced rapid growth in recent periods. As a result, the Company’s customer composition, including the composition of its largest customers, has evolved and is expected to continue to evolve significantly as the Company’s business continues to evolve and scale and as the use cases for AI continue to develop. For example, for the nine months ended September 30, 2023, the Company’s second largest customer accounted for 24% of the Company’s revenue, while for the nine months ended September 30, 2024, this customer became the third largest customer and [*] of the Company’s revenue. The Company currently anticipates that in the future the customer that had represented [*] of the Company’s revenue for the nine months ended September 30, 2024 [*]. Moreover, and in light of the discussion above with respect to changes to the composition of its customer base, the Company does not believe the identities of the Company’s second and third largest customers would provide investors with additional meaningful information to assess the Company’s reliance on those particular customers or overall and the potential risks associated with such reliance.

As noted above and in response to the Staff’s comment, the Company advises the Staff that it will describe the material terms of its agreement with its largest customer in a subsequent submission or filing, as the case may be. The Company further advises the Staff that the Company’s agreements with its second and third largest customers are committed contracts on standard master service agreement forms with standard terms and conditions, including standard representations and warranties, indemnity rights and termination provisions. These agreements are substantially similar to those of the Company’s other customers, including its largest customer, and each of these agreements was negotiated on an arm’s length basis. As a result, the Company does not believe that further disclosure of the specific terms of these agreements would be meaningful to investors.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

We have a limited history selling access to our platform..., page 40

9.	Please disclose the percentage of revenue derived from committed contracts and the weighted-average prepayment across all active contracts as a percentage of the TCV for all periods presented.

In response to the Staff’s comment, the Company has revised pages 42 and 93 of Draft No. 2.

We have identified material weaknesses in our internal control over financial reporting..., page 60

10.

We note you have identified material weaknesses in your internal control over financial reporting and you disclose various remediation actions you have taken and will continue to take to remediate the material weaknesses. Please revise to clarify which of these efforts you have completed, if any, and which ones you are continuing to implement. Also, disclose how long you estimate it will take to complete your remediation plan and any associated expenses that you have incurred or expect to incur if material.

In response to the Staff’s comment, the Company has revised pages 61 to 62 of Draft No. 2 to clarify the actions completed as of December 31, 2024 as well as the expected timing of the Company’s remaining remediation efforts. The Company respectfully advises the Staff that the resources and improvements associated with supporting the Company’s operations, scale, and growth are significantly intertwined with remediating the Company’s material weaknesses, and as a consequence, the Company cannot separately quantify the costs related to remediation of the material weaknesses.

Our substantial indebtedness could materially adversely affect our financial condition..., page 66

11.	Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to total debt service, including both principal and interest.

In response to the Staff’s comment, the Company has revised page 68 of Draft No. 2.

The dual class structure of our common stock..., page 70

12.

Please include a brief description of the Equity Exchange Rights held by your Co-Founders. Also, quantify the number of shares of Class A common stock subject to outstanding stock options to purchase shares of your Class A common stock held by your Co-Founders and the potential impact on their voting power.

In response to the Staff’s comment, the Company has revised page 72 of Draft No. 2.

Use of Proceeds, page 80

13.	Please disclose the interest rate and maturity of the Term Loan Facility. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company advises the Staff that the Term Loan Facility represented short-term borrowing used for working capital purposes. In response to the Staff’s comment, the Company has revised page 82 of Draft No. 2 to set forth the interest rate and maturity of the Term Loan Facility.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

14.

We note the growth of your business and revenues depends on retaining existing customers, expanding sales to those customers, and attracting new customers. Please tell us how you monitor customer retention, expansion and growth. If you consider these measures to be key performance measures that management utilizes to evaluate your business operations, revise to include relevant disclosure for all periods presented. Refer to SEC Release No. 33-10751.

The Company respectfully advises the Staff that while it generally monitors its customer retention, expansion, and growth, it does not currently consider measures derived from such information to be key performance measures that management uses to evaluate its business operations and management does not consistently calculate or track such measures. The Company’s business has experienced rapid growth in recent periods and, as a result, its customer composition, and the use cases for its platform, continue to evolve significantly. Moreover, the AI revolution is still in its early stages and, as a result, a substantial portion of the Company’s revenue is currently driven by a limited number of customers, which represent some of the world’s leading AI labs and AI enterprises that have been early adopters in the AI revolution. The Company also has limited history selling access to its platform under its current business model and only has a limited operating history with its current business and pricing models to evaluate its business and future prospects, including its ability to retain, expand and grow its customer base over time. As a result of these and other factors, any metrics relating to customer retention, expansion, and growth have fluctuated and are expected to continue to fluctuate significantly for the foreseeable future. Accordingly, the Company does not currently use measures derived from information relating to customer retention, expansion, and growth in order to manage its business and believes that such information would not be meaningful to investors at this point in time. Instead, the Company’s management currently uses its revenue, revenue growth rate and the non-GAAP financial measures that the Company has identified in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in the Draft Registration Statement to evaluate the performance of its business and its ability to retain, expand, and grow its customer base. As the Company’s business continues to evolve and mature, the Company will continue to evaluate whether any business operating measures relating to customer retention, expansion, and growth would be key performance measures that management utilizes to evaluate its business or performance.

Attractive Unit Economics, page 92

15.	We note your disclosure regarding average cash payback period. Please revise to include a definition of this term, and explain how it is calculated and what it is intended to convey.

In response to the Staff’s comment, the Company has revised pages 94 to 95 of Draft No. 2.

Non-GAAP Financial Measures, page 97

16.

Please revise to move your non-GAAP information so that it follows the GAAP results of operations disclosure, to ensure the discussion and analysis of your GAAP measures are presented with equal or greater prominence. Similarly, revise the disclosures on page 22 to include GAAP net loss margin and GAAP operating income (loss) margin with equal or greater prominence to the related non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in Non-GAAP C&DI Question 102.10(a).

In response to the Staff’s comment, the Company has revised pages 23, 99 and 109 to 112 of Draft No. 2.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Results of Operations, page 102

17.	Please revise your revenue discussion to include quantified information regarding revenue growth due to new versus existing customers. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 102 of Draft No. 2.

18.

We note your discussion of several line items, such sales and marketing and general and administrative expense, attributes change as being “primarily” due to various factors and/or do not appear to describe all of the factors that impacted the fluctuation in such expenses. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology rather than general or vague terms such as “primarily” to describe each contributing factor.

In response to the Staff’s comment, the Company has revised pages 102 to 104 and 115 of Draft No. 2.

Business

Growth Strategies, page 129

19.	Please disclose the basis for your statement that you pioneered the AI Hyperscaler.

In response to the Staff’s comment, the Company has revised page 98 of Draft No. 2 to disclose the basis for this statement. The Company respectfully acknowledges the Staff’s comment and advises the Staff that, similar to the Company’s response to Comment 4 above, the statement that the Company “pioneered the AI Hyperscaler” is based on the fact the Company purpose-built its platform to be the infrastructure and application platform for AI use cases. While there are larger companies with a broader scope of general services, including general cloud computing and other products and services, the Company is not aware of any competitor that has the scale, coupled with the capabilities, of the Company and its platform that is exclusively focused on AI cloud computing. The Company has a demonstrable track record of being among the first to deliver cutting-edge infrastructure and technology. For example, the Company was among the first to deploy NVIDIA H100, H200, and GH200 clusters, NVIDIA Bluefield 2 and 3 DPUs, and InfiniBand 3200Gbps NDR high-performance networking in its infrastructure at production scale, and among the first to bring up a GB200 instance. Further, the Company partners with leading data center providers to expand and modify existing infrastructure and accommodate innovative features, such as high-density power distribution units, liquid cooling, and high-performance networking that are tailored to be highly performant for AI applications. Additionally, the Company’s customers, including some of the world’s leading AI labs and AI enterprises, who have some of the most compute-intensive AI training and inference workloads, encounter issues of first impression as result of such magnitude and scale that provide critical insights that feed into the Company’s engineering process. As a result, the Company has historically been among the first to experience and solve many of the challenges facing the AI cloud computing industry of magnitude and complexity specific to AI workloads and at scale, fostering a reinforcing cycle of continued innovation, which supports the Company’s position that it has pioneered the AI Hyperscaler. The Company, in deploying innovative technology and infrastructure in some of the most challenging workloads in the AI cloud computing space, believes it sets the standard for other providers of AI cloud computing.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Our Customers, page 139

20.	Please disclose the number of committed contract customers for all periods presented to provide context to your disclosure of the number of committed contract customers as of December 31, 2024.

The Company respectfully advises the Staff that in light of the Company’s limited operating history, including the Company’s limited history of selling access to its platform under its current business model, and the concentration of the Company’s revenue from a limited number of customers which has been disclosed in the Draft Registration Statement, the Company does not believe that providing the number of committed contract customers would provide investors with additional meaningful information to assess the Company’s business and performance. Therefore, the Company has revised pages 94 and 146 of Draft No. 2 to remove the reference to the number of committed contract customers. The Company further believes that disclosing the percentage of revenue generated from the Company’s largest customers will provide investors with sufficient context for the Company’s discussion of its customers and constitutes more useful and meaningful information. Accordingly, the Company has revised pages 12, 30, and 146 of Draft No. 2 to disclose this information.

Intellectual Property, page 143

21.	Please disclose the duration and effect of all patents and trademarks. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that to establish and protect the Company’s rights in its proprietary technology, the Company relies upon a combination of trade secret and trademark laws and contractual restrictions that helps the Company maintain its competitive position. The Company is in the early stages of building out its patent and registered trademark portfolio and, as of today, has a small number of pending patent applications and registered trademarks. As the Company’s intellectual property portfolio continues to grow, the Company will evaluate its disclosures and will include additional disclosure when it determines that such disclosure would be meaningful information to investors.

Certain Relationships and Related Party Transactions Other Transactions, page 167

22.

Please file the Master Services Agreement with NVIDIA and the MagAI Capacity Agreement with MagAI Ventures as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe it is required to file the Master Services Agreement with NVIDIA (the “NVIDIA MSA”) or the MagAI Capacity Agreement with MagAI Ventures (the “MagAI Capacity Agreement” and together the “Customer Agreements”) under Item 601(b)(10)(ii)(A) of Regulation S-K since the Customer Agreements are contracts that ordinarily accompany the kind of business conducted by the Company and are immaterial in amount or significance to the Company.

More specifically, Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance.”

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

The NVIDIA MSA is a standard committed customer contract solely for the purchase of the Company’s platform, solutions and services by NVIDIA, on the standard terms and conditions that are substantially similar to those terms and conditions of agreements with the Company’s other customers. The NVIDIA MSA was negotiated on an arm’s length basis consistent with the process followed for the Company’s other customers. Further, the Company has entered into, and expects to enter into from time to time as part of its routine and ordinary operations, numerous customer agreements similar to the NVIDIA MSA, including with respect to the Company’s platform, solutions, and services purchased and delivered. As a result, the Company views the NVIDIA MSA to be immaterial in significance and also believes that filing the NVIDIA MSA would give it undue prominence which could be misleading to investors given it was entered into in the ordinary course on standard terms and conditions. Moreover, the Company further respectfully advises the Staff that, with respect to NVIDIA, while NVIDIA is technically a beneficial owner of over 5% of the Company’s Class A common stock, as a stand-alone class due to the Company’s dual-class structure, NVIDIA’s ownership of the Company’s outstanding capital stock and its overall voting power, calculating the Class A common stock and the Class B common stock together, is less than 5%. As noted above, the NVIDIA MSA was entered into at arm’s-length with the Company and its ownership interest in the Company did not influence the terms and conditions of the agreement.

The MagAI Capacity Agreement, which was negotiated on an arm’s length basis, provides that the Company will make available to certain portfolio companies of MagAI Ventures the Company’s platform and services based on the Company’s master services agreement, with such agreements to be entered into with such portfolio companies and which the Company expects to be on the standard terms and conditions that are substantially similar to those of the Company’s other customers. Although the Company has received a prepayment pursuant to the MagAI Capacity Agreement, the Company has not recognized any revenue under the MagAI Capacity Agreement to date. Given these considerations, the Company views the MagAI Capacity Agreement to be immaterial in significance.

For the reasons described above, the Company does not believe that additional disclosure concerning the Customer Agreements, by filing of the Customer Agreements as exhibits to the Draft Registration Statement, would be required pursuant to Item 601(b)(10)(ii) of Regulation S-K or provide meaningful disclosure to investors.

Underwriting (Conflicts of Interest), page 199

23.	Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the lock-up agreements are not yet finalized. The Company further advises the Staff that it will disclose the exceptions to the lock-up agreements when finalized in a subsequent submission or filing, as the case may be.

Notes to Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies Concentration of Risk, page F-13

24.

Please tell us whether the three customers who generated significant revenue for the year ended December 31, 2023, were the same or different than the two customers who generated significant revenue for the period ended September 30, 2024. Also, revise to distinguish the percentage of revenue attributed to each of your significant customers for each period presented by, for example, identifying each customer as customer A, customer B, customer C, etc.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

The Company advises the Staff that the three customers who generated significant revenue for the year ended December 31, 2023 were the same as the two customers who generated significant revenue for the period ended September 30, 2024. In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of Draft No. 2 to include a tabular format showing the revenue attributed to each significant customer for each period presented.

Property and Equipment, Net, page F-15

25.

We note you depreciate equipment and software over a useful life ranging between 3-years and 12-years. This category appears to include a variety of assets such as data centers and related capitalized interest costs, capitalized internal-use software, and networking and computer equipment. Please provide us with a breakdown of the various types of assets included here, and the related useful lives associated with each type of asset. Also, given the nature and function of these assets appear to vary, consider revising your disclosure to further disaggregate long-lived assets based on the similar nature or function of each type of asset, and include the related useful lives for each. Refer to ASC 360-10-50-1(b).

The Company respectfully acknowledges the Staff’s comment regarding the disclosure of the balances and useful lives of equipment and software by major class of depreciable assets within the Company’s Property and Equipment, net footnote. Under ASC 360-10-50-1(b), entities are required to disclose “balances of major classes of depreciable assets, by nature or function, at the balance sheet date.” The Company considered this disclosure requirement and presented the balances of the depreciable assets in the table found in the footnote by their nature.

In response to the Staff’s comment, equipment and software can be further broken down into the following categories, along with the related useful lives associated with each type of asset:

	September 30, 2024	Life
	(unaudited)
Technology equipment*	$6,886,183	6 years
Software	69,209	3-6 years
Data center equipment	307,211	8-12 years
Furniture, fixtures and other assets	4,811	3-5 years

Total equipment and software	$7,267,414

*	Includes servers and related networking equipment

In order to further clarify this disclosure in the future, and in response to the Staff’s comment, the Company has revised pages F-17 and F-30 of Draft No. 2.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Note 2. Revenue

Disaggregation of Revenue, page F-24

26.

Please revise to disclose the amount, or percentage, of total revenue generated in the United States, your country of domicile. Similarly, revise to disclose total long-lived assets held in the United States for each period. Refer to ASC 280-10-50-41.

In response to the Staff’s comment, the Company has revised pages F-58 of Draft No. 2.

Remaining Performance Obligations, page F-25

27.

We note from your disclosure on page F-20 that the remaining performance obligations (RPO) represent the aggregate amount of the transaction price, including estimated variable consideration. Please tell us what the variable consideration represents and how you determined the amount of variable consideration included in your RPO. In your response, provide us with the amount of variable consideration included in RPO for each period presented.

The Company advises the Staff that the Company’s RPO is an amount that is “net of” estimated variable consideration, rather than “including” estimated variable consideration, and as a result, the Company has enhanced its disclosure on page F-21 of Draft No. 2 accordingly. Such variable consideration consists of potential reductions to the transaction price in the future related to estimates of future potential credits to customers under service level agreements and amounts that may not be recognized to revenue due to delivery delays. The Company’s estimate of such variable consideration is based on both historical experience and the specific facts and circumstances of the committed contracts included in the Company’s RPO.

28.

Please revise to clarify how long “thereafter” is with respect to your remaining performance obligations. In this regard, we note typical contract terms are two to five years. Revise to clarify the length of time over which the remaining performance obligation will be recognized after 24 months for each period presented. Refer to ASC 606-10 50-13.

In response to the Staff’s comment, the Company has revised page F-26 of Draft No. 2.

Note 11. Redeemable Convertible Preferred Stock and Stockholders’ Deficit Stock Option Plan, page F-46

29.

We note you include the fair value per share of your common stock, which is determined by your board of directors, as an assumption used in the valuation of equity awards granted. Please provide us a breakdown of all stock option and RSUs granted during fiscal 2024 and to date in 2025, as applicable, and include the fair value of the underlying common stock used to value such awards. To the extent the value of your common stock fluctuated significantly between measurement dates, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodologies used to value such awards. Lastly, revise to include the fair values used to value such awards in your assumption disclosures on page F-47.

In response to the Staff’s comment, the Company advises the Staff that the estimate of the fair value per share of the Company’s common stock has been determined at each grant date by the Company’s Board of Directors (the “Board”), with input from management and reference to independent third-party valuations (“Valuation Reports”). The valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Value of Privately-Held-Company Equity Securities Issued as Compensation, and with the assistance of third-party valuation specialists.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

Additionally, in response to the Staff’s comment, the Company has revised page F-50 of Draft No. 2.

The Company has provided below a breakdown of the stock awards granted from January 1, 2024 through the date of this response, January 22, 2025 (the “Review Period”) as well as the fair value per share of the underlying common stock at the applicable grant date for financial reporting purposes, as determined by the Company’s Board.

Restricted Stock Units

Grant Date	Number of Share of Common Stock Underlying Equity Awards Granted	Common Stock Value Per Share for Financial Reporting Purposes
March 6, 2024	59,840	$406.26
March 11, 2024	82,552	$410.02
April 3, 2024	22,085	$432.40
April 22, 2024	16,981	$479.13
May 10, 2024	21,420	$523.40
June 27, 2024	66,194	$641.45
August 12, 2024	68,592	$774.73
September 25, 2024	59,435	$903.55
December 9, 2024	39,549	**
December 31, 2024	350,000	**
January 17, 2025	29,686	**

**	The fair value of these awards has not yet been determined because the relevant Valuation Report is not yet available.

For financial reporting purposes and as further described below, for the grant dates during the Review Period, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computing stock-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant, when considered appropriate. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

At each valuation date, the Company made a determination of enterprise value using a combination of the income and market approach, each as described in further detail in Draft No. 2.

After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of the OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock. Additionally, the Company considered tender offers as part of its valuation of common stock due to the relevance of the pricing of such transactions in 2024.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as market volatility. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

The following are the key considerations in determining the value of the Company’s common stock at each valuation date as well as discussions of the Company’s use of the Valuation Reports in determining the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards during the Review Period.

December 31, 2023 Valuation

	Marketable Value Per Share	DLOM	Discounted Value	Weighting	Weighted Common Stock Value
OPM Analysis	$419.70	15.0%	$356.75	—	—
			$356.75	100%	$356.75
Fair Value per Valuation Report					$356.75
Fair Value of Underlying Common Stock for Financial Reporting					$356.75

For the December 31, 2023 valuation (the “December 2023 Valuation”), management utilized a hybrid method involving both the income approach and the market approach to determine enterprise value. Specifically, the income approach utilized a discounted cash flow method, while the market approach utilized the guideline publicly-traded companies method. Each method was weighted equally at 50%.

At the time of the December 2023 Valuation, the Company did not have any ongoing negotiations regarding the arm’s-length sale of its securities to third-party investors and there was uncertainty related to timing of a future initial public offering (“IPO”) or merger and acquisition event. Additionally, while certain new and existing investors completed a tender offer that began in November 2023 and concluded in early December 2023 at a purchase price of $309.86 per share of common stock, the passage of time between the tender offer and the December 2023 valuation, along with the independent valuation resulting in a higher concluded value per share of common stock, led to the tender offer price being assigned no weighting. The tender offer was made available to all holders of eligible preferred stock, common stock, and vested options to purchase common stock, and the Company was not involved in setting the purchase price for these secondary transactions. As a result, the tender offer price was concluded to represent the fair value of the Company’s common stock at the close of the transaction.

March 31, 2024 Valuation

	Scenario Probability	Marketable Value Per Share	DLOM	Probability Weighted Discounted Value	Weighting	Weighted Common Stock Value
PWERM Analysis					—	—
Remain private	50%	$437.68	15.0%	$186.01
IPO	50%	$562.38	15.0%	$239.01
				$425.02	100%	$425.02
Fair Value per Valuation Report						$425.02
Fair Value of Underlying Common Stock for Financial Reporting						$425.02

Beginning with the March 31, 2024 valuation (the “March 2024 Valuation”), management utilized the PWERM in order to account for various potential future exit scenarios for the Company. There were two scenarios considered within the PWERM, (i) an IPO scenario weighted at 50% in which allocation was performed under the Monte Carlo simulation method, and (ii) a sale/stay private scenario weighted at 50% in which allocation was performed under the OPM. The weighting of the IPO in the March 2024 Valuation reflected that the Company had begun to make preliminary preparations for an IPO in mid-2025, with the anticipation of engaging underwriters for an IPO in late 2024. Management leveraged the market approach to determine enterprise value under each scenario and utilized the income approach in a corroborative manner.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

The Company believes that the following significant factors contributed to the increase in the fair value of its common stock between the December 2023 Valuation and the March 2024 Valuation. The Company achieved first quarter revenue results that were on track with its 2024 revenue forecast, which significantly exceeded the maximum revenue growth of its peer set of guideline publicly traded companies. Additionally, increased demand for cloud infrastructure and strong investor reception of cloud computing companies drove an increase in forward revenue multiples, which contributed to an increase in the enterprise value of the Company for both the IPO scenario and the remaining private scenario.

To determine the fair value of common stock as of the March 6, 2024 and March 11, 2024 grant dates, for financial reporting purposes, the Company considered the December 31, 2023 prior valuation and the subsequent March 31, 2024 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the December 31, 2023 and March 31, 2024 valuation dates for financial reporting purposes.

June 30, 2024 Valuation

	Scenario Probability	Marketable Value Per Share	DLOM	Probability Weighted Discounted Value	Weighting	Weighted Common Stock Value
PWERM Analysis					—	—
Remain private	35%	$489.65	15.0%	$145.67
IPO	65%	$675.00	15.0%	$372.94
				$518.61	50%	$259.30
Anticipated Tender Offer				$779.05	50%	$389.53
Fair Value per Valuation Report						$648.83
Fair Value of Underlying Common Stock for Financial Reporting						$648.83

For the June 30, 2024 valuation (the “June 2024 Valuation”), management utilized the PWERM in order to account for various potential future exit scenarios for the Company. There were two scenarios considered within the PWERM, (i) an IPO scenario weighted at 65% in which allocation was performed under the Monte Carlo simulation method, and (ii) a sale/stay private scenario weighted at 35% in which allocation was performed under the OPM. The increase in the weighting of the IPO in the June 2024 Valuation reflected continued progress in the Company’s preparation for an IPO in mid-2025. Management leveraged the market approach to determine enterprise value under each scenario and utilized the income approach in a corroborative manner. A weighting of 50% was applied to the enterprise value under the PWERM analysis.

The Company believes that the following significant factors contributed to the increase in the fair value of its common stock between the March 2024 Valuation and the June 2024 Valuation. During the quarter ended June 30, 2024, the Company continued to experience accelerated demand, including new and expanded committed customer contracts, resulting in an increase in its revenue forecast. This contributed

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

to an increase in the enterprise value of the Company for both the IPO scenario and the remaining private scenario. The Company also continued to make progress towards an IPO in 2025. In April 2024 and May 2024, the Company had closings of its Series C redeemable convertible preferred stock to third-party investors (the “Series C Financing”). The Company sold shares of its Series C redeemable convertible preferred stock at a price per share of $779.05, for aggregate gross proceeds of $1.1 billion. The Series C Financing terms were negotiated on an arm’s-length basis with existing and new investors. Subsequent to the Series C Financing and as of the date of the June 2024 Valuation, prospective investors were in discussions with the Company regarding a potential secondary tender offer (“Tender Offer”) for common stock. The transaction was projected to take place in the near term at a price equivalent to the Series C preferred stock original issuance price of $779.05. Accordingly, the price at which the common stock was to be sold was considered and weighted in the determination of the concluded value per share of common stock. For the June 2024 Valuation, subsequent to the valuation date, management received additional context around the anticipated timing of the transaction and further interest from various institutional investors to participate in the transaction. As such, a weighting of 50% was applied to the concluded value per share of common stock to reflect the likelihood of the Tender Offer.

To determine the fair value of common stock as of the April 3, 2024, April 22, 2024, May 10, 2024, and June 27, 2024 grant dates, for financial reporting purposes, the Company considered the March 31, 2024 prior valuation and the subsequent June 30, 2024 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the March 31, 2024 and June 30, 2024 valuation dates for financial reporting purposes.

September 30, 2024 Valuation

	Scenario Probability	Marketable Value Per Share	DLOM	Probability Weighted Discounted Value	Weighting	Weighted Common Stock Value
PWERM Analysis					—	—
Remain private	15%	$605.22	10.0%	$81.70
IPO	85%	$838.57	10.0%	$641.51
				$723.21	10%	$72.32
Anticipated Tender Offer				$939.85	90%	$845.87
Fair Value per Valuation Report						$918.19
Fair Value of Underlying Common Stock for Financial Reporting						$918.19

For the September 30, 2024 valuation (the “September 2024 Valuation”), management utilized the PWERM in order to account for various potential future exit scenarios for the Company. There were two scenarios considered within the PWERM, (i) an IPO scenario weighted at 85% in which allocation was performed under the Monte Carlo simulation method, and (ii) a sale/stay private scenario weighted at 15% in which allocation was performed under the OPM.

The Company believes that the following significant factors contributed to the increase in the fair value of its common stock between the June 2024 Valuation and the September 2024 Valuation. As of the September 2024 Valuation date, the Company had continued its internal preparations for the IPO and anticipated engaging lead underwriters for its IPO and holding an organizational meeting with its lead

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

underwriters in October 2024. The Company considered that it had reached significant milestones in its IPO effort and as such, accelerated its projected IPO date by three months from [*] to [*] and increased the IPO scenario probability to 85% within the PWERM analysis. Management leveraged the market approach to determine enterprise value under each scenario and utilized the income approach in a corroborative manner. The DLOM was also reduced by 5% driven by the Company’s continued progress toward a potential IPO.

As of the date of the September 2024 Valuation, the anticipated Tender Offer that was weighted in the June 2024 Valuation had not closed and instead, based on discussions with prospective investors, the anticipated purchase price per share of common stock increased from the Series C original issuance price of $779.05 to $939.85. As such, a weighting of 90% was applied to the concluded value per share of common stock to reflect the likelihood of the Tender Offer.

To determine the fair value of common stock as of the August 12, 2024 and September 25, 2024 grant dates, for financial reporting purposes, the Company considered the June 30, 2024 prior valuation and the subsequent September 30, 2024 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the June 30, 2024 and September 30, 2024 valuation dates for financial reporting purposes.

November 15, 2024 Valuation

	Marketable Value Per Share	DLOM	Discounted Value	Weighting	Weighted Common Stock Value
Tender Offer	$939.85	—	$939.85	—	—
	$939.85		$939.85	100%	$939.85
Fair Value per Valuation Report					$939.85
Fair Value of Underlying Common Stock for Financial Reporting					$939.85

As of the date of the November 15, 2024 valuation (the “November 2024 Valuation”), the Company had recently consummated the Tender Offer which allowed certain investors to purchase shares from existing stockholders, providing liquidity to those stockholders while enabling some new investors to acquire a stake in the Company. At close, the Tender Offer involved the purchase of 692,562 vested and outstanding shares of common stock at a purchase price of $939.85 per share, representing an aggregate purchase of $651 million. The Tender Offer transaction was made available to all holders of vested and outstanding shares of eligible preferred stock, common stock, and vested options to purchase common stock. The lead investor of the Tender Offer was a new, unrelated investor of the Company. In addition to the lead investor, there were other new, unrelated investors. The investors and sellers had sufficient information to make an investment decision, including the Company’s financial statements, capitalization records, and the Company’s plans with respect to an IPO. Additionally, the Company was not involved in the setting of the Tender Offer purchase price. As this price reflected the amount buyers were willing to pay for each share of common stock, the Company determined it was appropriate to apply a 100% weighting to the concluded value per share of common stock. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the September 30, 2024 and November 15, 2024 valuation dates for financial reporting purposes.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

January 22, 2025

General

30.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff a copy of the corporate presentation that has been presented in person, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Rule 163B under the Securities Act of 1933, as amended. The Company respectfully requests the Staff destroy such materials upon completion of its review. To the extent that any new or updated written communications may be presented to additional potential investors in the future, the Company will provide the Staff with copies of any such written communication.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP

cc:

Michael Intrator, Chief Executive Officer and President

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Aman Singh, Esq.

Fenwick & West LLP

Richard A. Kline, Esq.

Keith L. Halverstam, Esq.

Latham & Watkins LLP

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]